UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
ON
FORM 10-SB/A
GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

ARKONA, INC.
(Name of Small Business Issuer in its Charter)

Delaware	33-0611746
(State or Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
10757 S. River Front Parkway, #400
South Jordan, Utah 84095
(Address and zip code of principal executive offices)
(801) 501-7100
(Issuer’s telephone number)
Securities to be registered under Section 12(b) of the Act:
Securities to be registered under section 12(g) of the Act:
Common Stock, par value $0.001

EXPLANATORY NOTE
     We are filing this Amendment No. 1 on Form 10-SB/A for the purpose of updating the description of our securities found in the Form 10-SB filed with the Securities and Exchange Commission on June 17, 1994, File Number 000-24372, primarily in order to reflect the execution of an Amended and Restated Rights Agreement dated April 26, 2007 (the “Rights Agreement”) with Atlas Stock Transfer, as Rights Agent.
INFORMATION REQUIRED IN REGISTRATION STATEMENT
PART I
ITEM 8. DESCRIPTION OF SECURITIES.
Common Stock
     We are authorized to issue 75,000,000 shares of common stock. Of such 75,000,000 authorized shares, as of April 26, 2007, there were 33,484,740 shares outstanding, held of record by approximately 380 holders of record. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably the dividends, if any, that may be declared from time to time by the Board of Directors out of funds legally available for dividends. In the event of a liquidation, dissolution or winding up, the holders of common stock would be entitled to share ratably in all assets remaining after payment of liabilities and the satisfaction of any liquidation preferences granted the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.
Preferred Stock
     We are authorized to issue 10,000,000 shares of preferred stock. Of such 10,000,000 authorized shares, 500,000 have been designated as Series A Preferred Stock, none of which are issued or outstanding but which are subject to the Rights Agreement, and 1,000,000 have been designated as Series B Convertible Preferred Stock, 575,000 of which are issued and outstanding.
     Pursuant to our Certificate of Incorporation, our Board of Directors is authorized to create by resolution of the Board of Directors, without any action by the shareholders, additional series of preferred stock, designate the number of shares is such series and set the powers, designations, preferences and relative, participating, optional or other rights, or the qualifications, limitations or restrictions of any such series.
     The issuance of preferred stock by our board could adversely affect the rights of holders of our common stock. The potential issuance of our preferred stock may:
•	have the effect of delaying or preventing a change in control;

•	discourage bids for our common stock at a premium over the market price of our common stock; and

•	adversely affect the market price of, and the voting, dividend, liquidation and other rights of the holders of our common stock.

Poison Pill and Series A Preferred Stock
     Effective as of January 31, 2001, our Board of Directors declared a dividend of one “Right” for each outstanding share of Common Stock to shareholders of record at the close of business on January 31, 2001 (and with respect to shares of Common Stock issued after such date). Each Right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Preferred Stock at a purchase price of $60.00, subject to adjustment. The description and terms of the rights are set forth in the Rights Agreement, a copy of which is filed herewith as an Exhibit.
     Initially, the Rights are attached to the certificates representing outstanding shares of Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock, and a “Distribution Date” will occur, upon the earlier of (i) subject to certain exceptions, ten days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire from shareholders, beneficial ownership of 15 percent or more of the outstanding Common Stock or the Board of Directors has declared any person owning more than 10% of the outstanding Common Stock to be an Adverse Person (as described below) (each, an “Acquiring Person”) or (ii) ten days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15 percent or more of such outstanding Common Stock, as such periods may be extended pursuant to the Rights Agreement. An “Adverse Person” generally means a person who acquires a substantial number of shares of our capital stock and which person a majority of our independent directors determine (a) acquired such shares with the intention of causing us to purchase shares owned by such person or enter into other transactions for the benefit of such person, or (b) whose beneficial ownership causes a material adverse effect on the Company.
     The Board of Directors has the ability to determine that a transaction or series of transactions, including stock sale, merger, exchange offer or tender offer shall constitute an “Approved Transaction.” Notwithstanding anything in the Rights agreement to the contrary, an individual that would otherwise become an Adverse Person or an Acquiring Person will not be so designated if the Board has designated the triggering transactions as an Approved Transaction. As a result, an Approved Transaction does not trigger a Distribution Date under the terms of the Rights Agreement.
     Until the Distribution Date, (i) the Rights will be evidenced by and will be transferred with and only with such Common Stock certificates, (ii) newly issued or exchanged Common Stock certificates contain a legend incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificate for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.
     The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 1, 2010, unless earlier redeemed by us as described below.
     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only Common Stock issued prior to the time the Rights become exercisable or issued upon exercise or conversion of rights, warrants, options or convertible securities issued prior to the time the Rights become exercisable will be issued with Rights.
     If any person becomes an Acquiring Person, subject to our rights of waiver and redemption, each holder of a Right shall thereafter have the right to receive, upon exercise, in lieu of Series A Preferred Shares, common stock (or, in certain circumstances, cash, property or other securities) having a market value equal to two times the exercise price of the Right (a “Flip-In Conversion”). However, Rights are not exercisable as described in this paragraph until such time as the Rights are no longer redeemable by us as described below and the Flip-In Conversion is no longer subject to waiver by the Board as described below. Notwithstanding any of the foregoing, if any person becomes an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will become null and void.
     For example, at an exercise price of $60 per Right, each Right not owned by the Acquiring Person (or by certain related parties or transferees) following the event set forth in the preceding paragraph would entitle its holder to purchase $120 worth of Common Stock (or other consideration, as noted above) for $60. Assuming that the Common Stock had a per share value of $10 at such time, the holder of each valid Right would be entitled to purchase twelve shares of Common Stock for $60.
     If, at any time following a Distribution Date, (i) we are acquired in a merger or other business combination transaction in which we are not the surviving corporation or in which the outstanding shares of Common Stock are exchanged for stock or other securities or property, or (ii) 50 percent or more of our assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.
     At any time until a determination that any person is an Adverse Person or ten days (or longer if extended pursuant to the terms of the Rights Agreement) after a person otherwise becomes an Acquiring Person, we may (i) redeem the Rights in whole, but not in part, at a price of $.001 per Right (payable in cash, Common Stock or other consideration), appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof, or (ii) waive the respective Flip-In Conversion. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 redemption price.
     At any time after a person becomes an Acquiring Person, our Board of Directors may exchange the Rights (other than Rights owned by such person or group which become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Series A Preferred Stock (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).
     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder, including, without limitation, the right to vote or to receive dividends. Although the distribution of the Rights will not be taxable to shareholders or to us, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for our common stock (or other consideration) or for common stock of the acquiring company as set forth above.
     Our shares of Series A Preferred Stock are non-redeemable. Each share of Series A Preferred Stock is entitled to an aggregate of 100 times the cash and non-cash (payable in kind) dividends and distributions (other than dividends and distributions payable in Common Stock) declared on the Common Stock. In the event of liquidation, each share of Series A Preferred Stock will be entitled to receive a liquidation payment in an amount equal to 100 times the payment made per share of Common Stock, plus an amount equal to declared and unpaid dividends and distributions thereon. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Series A Preferred Stock is entitled to receive 100 times the amount received per share of Common Stock. The dividend and liquidation rights of the Series A Preferred Stock are protected by antidilution provisions. Each share of Series A Preferred Stock is entitled to 100 votes (subject to certain adjustments) on all matters submitted to the shareholders. For a more detailed description of the Series A Preferred Stock, see our Restated Certificate of Incorporation filed as an Exhibit to our Quarterly Report on Form 10-QSB for the quarter ended December 31, 2005 filed with the SEC on February 21, 2006.
Series B Convertible Preferred Stock
     Each share of Series B Convertible Preferred Stock is convertible to five shares (as adjusted for diluting events) of our common stock at any time at the option of the holder. The Series B Convertible Preferred Stock is entitled to dividends equal to the dividends declared on our common stock on an as converted basis. The Series B Convertible Preferred Stock is entitled to a liquidation preference equal to the purchase price of the Series B Convertible Preferred Stock plus accrued and unpaid dividends. We may redeem the Series B Convertible Preferred Stock any time after June 30, 2008 with 30-days notice and upon payment of the Series B Convertible Preferred Stock liquidation preference. Each share of Series B Convertible Preferred Stock has one vote and votes separately as a class for any adverse change in the rights, preferences and privileges of the Series B Convertible Preferred Stock and any change in the number of authorized shares of Series B Convertible Preferred Stock. Otherwise, the Series B Convertible Preferred Stock votes as a class with common stock.
Delaware Anti-Takeover Law and Charter Provisions
     Delaware law could make it more difficult to acquire us by means of a tender offer, a proxy contest, open market purchases, and removal of incumbent directors. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.
     We must comply with Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to an interested stockholder. An interested stockholder includes a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. The existence of this provision generally will have an anti-takeover effect for transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

PART III
Item 1 & 2. Index and Description of Exhibits

Exhibit
Number	Title of Document	Location
3.1	Restated Certificate of Incorporation	Incorporated by reference to the Company’s Quarterly Report on Form 10-QSB filed with the SEC on February 21, 2006, File No. 0-24372.

3.2	Bylaws	Incorporated by reference to Company’s registration statement on Form 10-SB, File No. 0-24372

4.1	Specimen Stock Certificate	Filed herewith

4.2	Amended and Restated Rights Agreement dated April 26, 2007	Filed herewith

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ARKONA, INC.

Date: April 27, 2007	By:	/s/ Alan Rudd

Alan Rudd, Chief Executive Officer